Free Writing Prospectus dated August 10, 2006	Registration Statement No. 333-136448

Filed Pursuant to Rule 433 of the Securities Act of 1933

Tanger Factory Outlet Centers, Inc.
$130,000,000
3.75% Exchangeable Senior Notes due 2026

Issuer of Debt Securities:	Tanger Properties Limited Partnership
Issuer of Common Shares:	Tanger Factory Outlet Centers, Inc.
Security:	3.75% Exchangeable Senior Notes due 2026
Principal Amount Offered:	$130,000,000
Over-allotment Option:	$19,500,000
Proceeds Net of Aggregate Underwriting Compensation:	$127,400,000 million (excluding option to purchase up to $19.5 million of additional debentures)
Maturity:	August 15, 2026
Redemption Date:	August 18, 2011
Investor Put Dates:	August 18, 2011, August 15, 2016, August 15, 2021
Annual Interest Rate:	3.75%
Principal Amount per Note:	$1,000
Issue Price:	100.00%
Conversion Premium:	18.00%
Reference Price:	$30.61
Conversion Price:	$36.1198 per Tanger Factory Outlet Centers common share
Initial Conversion Rate:	27.6856 Tanger Factory Outlet Centers common shares per $1,000 principal amount of debentures
Trade Date:	August 10, 2006
Settlement Date:	August 16, 2006
Adjustment to Shares Delivered upon Conversion upon Change in Control:	The following table sets forth the share price and the number of additional shares to be received per $1,000 principal amount of notes:

Effective Date	Effective Price
	$30.61	$32.50	$35.00	$37.50	$40.00	$42.50	$45.00	$47.50	$50.00	$52.50	$55.00	$60.00
August 16, 2006	4.9834	4.0575	2.9845	2.1859	1.5948	1.1554	0.8298	0.5915	0.4153	0.2852	0.1901	0.0705
August 15, 2007	4.9834	4.0706	2.9440	2.1120	1.5007	1.0571	0.7330	0.5002	0.3333	0.2138	0.1289	0.0302
August 15, 2008	4.9834	4.0258	2.8366	1.9711	1.3485	0.9047	0.5915	0.3750	0.2248	0.1236	0.0570	0.0000
August 15, 2009	4.9834	3.8854	2.6174	1.7198	1.0951	0.6710	0.3895	0.2071	0.0925	0.0272	0.0000	0.0000
August 15, 2010	4.9834	3.5564	2.1626	1.2293	0.6392	0.2886	0.0979	0.0115	0.0000	0.0000	0.0000	0.0000
August 18, 2011	4.9834	3.0836	0.8858	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact share prices and effective dates may not be set forth in the table, in which case:

(1) if the share price is between two share price amounts in the table or the effective date is between two dates in the table, the additional change in control shares will be determined by straight-line interpolation between the number of additional change in control shares set forth for the higher and lower share price amounts and the two dates, as applicable, based on a 365-day year;

(2) if the share price is in excess of $60.00 per common share of Tanger Factory Outlet Centers (subject to adjustment), no additional change in control shares will be issued upon conversion; and

(3) if the share price is less than $30.61 per common share of Tanger Factory Outlet Centers (subject to adjustment), no additional change in control shares will be issued upon conversion.

Notwithstanding the foregoing, in no event will the total number of common shares issuable upon conversion exceed 32.6691 per $1,000 principal amount of notes.

CUSIP:	875484 AE 7

ISIN Number:	US875484AE79

Adjustment to the Definition of Daily Settlement Amount in the Prospectus Supplement	The ‘‘daily settlement amount,’’ for each of the 20 trading days during the observation period, shall consist of:

•	cash in an amount equal to the lesser of $50 and the daily exchange value relating to such day; and

•	to the extent the daily exchange value exceeds $50, a number of Company common shares (which may be or include a fraction) equal to the daily share amount (as deﬁned below) for such trading day, subject to our right to deliver cash in lieu of all or a portion of such shares, as described below.

Adjustment to Risk Factor in the Prospectus Supplement	Tanger Factory Outlet Centers, Inc. has no material assets other than its investment in us.

The notes will be fully and unconditionally guaranteed by Tanger Factory Outlet Centers, Inc. However, Tanger Factory Outlet Centers, Inc. has no material assets other than its investment in us. Furthermore, Tanger Factory Outlet Centers, Inc.’s guarantee of notes will be effectively subordinated to all unsecured and secured liabilities (exclusive of trade payables, distributions payable and accrued expenses) and preferred equity of its subsidiaries, which as of June 30, 2006, totaled approximately $725.6 million in the aggregate.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citibank Global Markets Inc. at (800) 248-3580 or Banc of America Securities LLC at (800) 294-1322 or you may e-mail a request to dg.prospectus_distribution@bofasecurities.com.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.